www.lilly.com	Eli Lilly and Company Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A.

VIA EDGAR
October 20, 2010
Ms. Vanessa Robertson
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Eli Lilly and Company File Number 001-06351
Dear Ms. Robertson:
We are in receipt of your letter dated October 13, 2010. Confirming your voicemail on October 18, 2010, we will respond via EDGAR by November 10, 2010 due to competing priorities. In addition, I will have my administrative assistant, Jan Fletcher, contact you for available time to set up a conference call.
If you have any questions, please feel free to call me at 317-276-2024.
Sincerely,

ELI LILLY AND COMPANY
/s/ Arnold C. Hanish
Arnold C. Hanish
Vice President, Finance, and Chief Accounting Officer

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